Exhibit 99.1

Heritage Commerce Corp Reports 1Q04 Net Income of $2.0 Million, or $0.17 EPS; Core Deposits Increase 13% to $776 Million

San Jose, CA – April 23, 2004 — **Heritage Commerce Corp (the "Company") (Nasdaq:HTBK)**, parent company of Heritage Bank of Commerce, today reported first quarter net income increased 4%, as assets increased 12% and core deposits rose 13% boosted by a strong start for its new Los Gatos office and solid contribution from all divisions/offices. Net income was $2.0 million, or $0.17 diluted per share, compared to $1.9 million, or $0.17 diluted per share, in the first quarter ended March 31, 2003.

"The first quarter puts us well on our way to achieving our strategic plan for the year," said Brad L. Smith, CEO. "Our focus over the past decade has been to build a solid business banking franchise and quickly capture the banking business of the region's entrepreneurs. We have invested heavily in the infrastructure and talent that provides the high-level of service and breadth of products required to meet the needs of the closely-held business professional. With this infrastructure in place, we are now shifting our focus to optimize profitability and shareholder value. Frankly, we won't be satisfied until we reach performance in the top quartile of our peers, which is the overall goal of our strategic plan."

Financial Highlights (1Q04 versus 1Q03)**:**

- Assets increased 12% to $1.06 billion.
- Net interest income after provision for loan losses increased 10% to $9.2 million.
- Servicing income from loans rose 19% to $505,000.
- Income from service charges and account fees increased 15% to $473,000.
- Net income increased 4% to $2.0 million, or $0.17 per diluted share.
- Core deposits, excluding time deposits $100,000 and over, grew 13% to $776 million.
- Nonperforming assets were unchanged at $4.8 million, or 0.45% of total assets.
- Commercial loans increased 7% to $276 million, or 41% of gross loans.

Economic Developments

"When we established Heritage Bank of Commerce in 1994 with $14 million in capital, we set an ambitious goal of growing assets to $1 billion within ten years. Due to the hard work and dedication of our team, we achieved that goal in 9 years, crossing the billion dollar mark in December," Smith said.

"The difficult regional economic conditions coupled with an unfavorable interest rate environment constrained loan growth and dampened profitability in the past few years. In spite of this difficult climate, we've made strong, even extraordinary, progress in building the institution," said Richard L. Conniff, COO.

"The recent positive reports on job growth and the state economic recovery are good news for us," said Smith. The Silicon Valley *San Jose Business Journal* reported in a March 26, 2004 article, "…the unemployment rate in Santa Clara County dropped to 6.8% in February from 7.1% in January. … manufacturing employment overall showed its first increase (in February) since December 2000. … Employment in the information sector was up 1%. Internet, Web service and hosting employment was also up 1%. Telecommunications jumped 1.9%."

"We are beginning to see strengthening demand for new loans, particularly for residential and small commercial construction projects," said Smith. "The SBA's decision to restore funding levels for small business owners is also a very positive sign. As one of the top ten SBA lenders in California, the temporary, yet severe, curtailment of SBA lending limits imposed during the first quarter reduced our SBA loan originations by 32% to $12.5 million from $18.3 million a year ago. Fortunately, demand in this sector appears to have been delayed rather than eliminated, and our SBA loan pipeline is very strong. In the first quarter, we opened a new SBA lending office in Irvine, expanding our business lending presence in Southern California."

Accomplishments Review

In its first decade of operations, Heritage Commerce Corp has generated strong growth. The following highlights a few of the accomplishments of the past six years:

- Net income's compounded average growth rate (CAGR) was 18% from 1997 to 2003.
- Earnings per share have grown at a CAGR of 14% since 1997.
- Assets grew at a CAGR of 17% in the past six years.
- Deposits posted a CAGR of 15% from 1997 to 2003.
- The loan portfolio showed a CAGR of 22% in the past six years.
- Asset quality has remained well above that of similar sized banks, both in California and nationwide.
  - Nonperforming loans to total loans are well below peers.
  - Loan loss reserves to total loans continue to be well above the peer average.

First Quarter Operating Results

Net interest income totaled $9.8 million in 1Q04 compared to $9.7 million in 1Q03. A 21% decrease in interest expense offset a 4% decrease in interest income. Net interest margin was 4.38% and has been gradually improving over the last few quarters, up 4 basis points from 4Q03 and 37 basis points higher than the all-time low of 4.01% reported in 3Q03. "We have positioned our portfolio to benefit from rising interest rates, in anticipation of improving economic activity and the likely associated change in Fed monetary policy," said Richard Conniff, Chief Operating Officer. "It appears that an upturn in rates is approaching, and the margin compression we've experienced in the past three years will stabilize and margins may begin to expand."

First quarter 2004 noninterest income dropped 17% to $2.5 million from $3.0 million in the first quarter of the previous year. Gain on sale of SBA loans increased 31%, loan servicing income increased 19%, and service charges and other fees grew 15% in the first quarter of 2004 compared to the like period a year ago. Offsetting these gains were lower gain on sale of securities, which decreased $213,000 and a $244,000 drop in residential mortgage loan brokering fees. "We also reclassified an equipment lease into a direct financing lease, which is now included in loans. As a result, the payment amounts are now recorded as principle and interest payments rather than noninterest income and expenses," Conniff explained.

Operating expenses were $8.7 million for the first quarter of 2004, a 2% increase from the year-ago quarter, and a 4% decline from the preceding quarter. "With our branch footprint now established, earnings optimization, cost containment and productivity improvement are now our focus. We invested heavily in the last two quarters in a new outsourced data processing platform and anticipate savings of approximately $200,000 pre-tax per year, going forward," said Larry McGovern, CFO. "Outsourcing data processing cost $335,000 in 4Q03 and $195,000 in 1Q04. In addition, the Los Gatos branch, opened in December 2003, is now beginning to contribute to revenues. With the investment in a new technology platform complete and as our new branch begins contributing to revenues, we anticipate improvements in our efficiency ratio in the remainder of the year." Heritage Commerce Corp's efficiency ratio was 71.01% in the first quarter of 2004 compared to 73.96% in the prior quarter and 67.25% in the year ago quarter.

Capital Management and Credit Quality

At March 31, 2004, total assets increased 12% to $1.06 billion from $943 million at March 31, 2003. In the first quarter, total deposits grew 7% to $885 million from $825 million a year ago. More importantly, core deposits, the lowest-cost funding source for the company, increased 13% to $776 million from $688 million at the end of the first quarter of 2003. Noninterest bearing deposits grew 17% to $288 million, representing 33% of total deposits, whereas a year ago they represented 30% of total deposits. "Our entire branch team is focused on building core deposits, and I am proud of the success they produced this quarter. Our Los Gatos branch has over $11 million in deposits in its first four months of operation and is off to a splendid start," Smith noted.

Total loans grew 3% in 1Q04, with commercial real estate mortgage loans up 15% and commercial loans up 7% from the first quarter of 2003. "Our commercial real estate loans are primarily mini-perm loans, which amortize on a long-term schedule with a five to seven year renewal/refinance period. This type of loan provides affordable payments for the borrower and allows newer projects to establish an income history prior to placement of permanent financing. For the lender, mini-perm loans offer solid yields and the opportunity to review and reprice the loan at regular intervals," Smith noted.

Real estate construction loans were flat at $101 million when compared to the prior quarter, but down 28% from the same period a year ago. "Construction loans turn over relatively quickly, as projects are completed and sold or refinanced," said Smith. "Softness in the local commercial real estate market has made it more difficult to maintain that portion of the construction loan portfolio. Residential real estate, however, has not only held its value, but has also shown enormous resilience in this economic cycle. Continuing strong demand for residential housing in the face of limited supply remains a solid support for our construction lending department."

Credit quality remained strong in the first quarter with nonperforming assets (NPA) unchanged from a year ago at $4.8 million, or 0.45% of total assets, and nonperforming loans (NPL) to gross loans were 0.72% versus 0.74% for the year earlier period. Excluding SBA guarantees on the nonperforming loans, NPA/Assets was 0.42% and NPL/Gross Loans was 0.67%. The allowance for loan and lease losses was $12.2 million, or 1.81% of total loans and represents 253% of nonperforming loans, at March 31, 2004.

As reported in the *Form 10-K* for the fiscal year ended December 31, 2003, during the first quarter the Company identified a $4 million unsecured commercial line of credit with risks that created doubt about full repayment under the original terms of the agreement. During the first quarter of 2004, the loan was placed on nonaccrual and a specific reserve was established. Subsequent to placement on nonaccrual, the Company was advised that the borrower had filed for bankruptcy protection. Although the Company continues to negotiate with the borrower within the framework of the bankruptcy, $2.0 million was charged-off during 1Q04, and a specific reserve of $1.0 million was established for the remaining balance of $2.0 million.

Shareholders' equity increased 11% to $93 million, or $8.12 per share at March 31, 2004, compared to $84 million, or $7.50 per share, a year earlier. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at March 31, 2004, was 11.54% compared to 11.25% at March 31, 2003.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of *Heritage Bank of Commerce*, headquartered in San Jose with an office located in Los Gatos. **Heritage Bank of Commerce** is an independent full service community business bank with three divisions: *Heritage Bank East Bay*, in Fremont and Danville; *Heritage Bank South Valley* in Morgan Hill and Gilroy, and *Bank of Los Altos*, with two locations in Los Altos and one in Mountain View. Additionally, Heritage Capital Group, the bank's asset based lending division, has offices in San Jose and Los Angeles. Heritage Bank of Commerce is also an SBA Preferred Lender ranked the third largest SBA lender in Northern California, eighth in the State, and has SBA Loan Production Offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Chico, Glendale, Irvine and Pittsburg, California.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, results of bankruptcy proceedings in which the Company is an unsecured creditor, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED INCOME STATEMENT	3-Month Period Ended:			Percent Change From:	
(in $000's, unaudited)	03/31/2004	12/31/2003	03/31/2003	12/31/2003	03/31/2003
Interest Income	$ 11,984	$ 12,219	$ 12,448	-2%	-4%
Interest Expense	2,189	2,309	2,773	-5%	-21%
Net Interest Income	9,795	9,910	9,675	-1%	1%
Provision for Loan Losses	600	400	1,300	50%	-54%
Net Interest income after Loan Loss Provision	9,195	9,510	8,375	-3%	10%
Noninterest Income:					
Gain on Sale of Loans	727	523	557	39%	31%
Servicing Income	505	480	425	5%	19%
Service Charges and Other Fees	473	478	411	-1%	15%
Appreciation of Corporate Owned Life Insurance	329	260	334	27%	-1%
Equipment Leasing	--	267	310	-100%	-100%
Gain on Sale of Securities Available-For-Sale	212	203	425	4%	-50%
Mortgage Brokerage Fees	119	161	363	-26%	-67%
Other	109	114	139	-4%	-22%
Total Noninterest Income	2,474	2,486	2,964	0%	-17%
Noninterest Expense:					
Salaries & Employee Benefits	4,720	4,311	4,704	9%	0%
Occupancy & Equipment	1,287	1,465	1,210	-12%	6%
Other	2,705	3,268	2,586	-17%	5%
Total Noninterest Expense	8,712	9,044	8,500	-4%	2%
Income Before Taxes	2,957	2,952	2,839	0%	4%
Provision for Income Taxes	950	910	910	4%	4%
Net Income	$ **2,007**	$ **2,042**	$ **1,929**	-2%	4%

PER SHARE DATA	3-Month Period Ended:			Percent Change From:	
(unaudited)	03/31/2004	12/31/2003	03/31/2003	12/31/2003	03/31/2003
Basic Earnings Per Share	$0.18	$0.18	$0.17	--	6%
Diluted Earnings Per Share	$0.17	$0.17	$0.17	--	--
Weighted Average Basic Shares Outstanding	11,375,388	11,280,892	11,135,467	1%	2%
Weighted Average Diluted Shares Outstanding	11,798,329	11,697,883	11,396,899	1%	4%
Common Shares Outstanding	11,495,008	11,381,037	11,222,564	1%	2%
Book Value Per Share	$8.12	$7.89	$7.50	3%	8%
Tangible Book Value Per Share	$8.12	$7.89	$7.50	3%	8%

KEY FINANCIAL RATIOS	3-Month Period Ended:			Percent Change From:	
(unaudited)	03/31/2004	12/31/2003	03/31/2003	12/31/2003	03/31/2003
Return on Average Equity	8.83%	9.18%	9.32%	-4%	-5%
Return on Average Assets	0.82%	0.82%	0.85%	--	-4%
Net Interest Margin	4.38%	4.34%	4.64%	1%	-6%
Efficiency Ratio	71.01%	72.96%	67.25%	-3%	6%

AVERAGE BALANCES	3-Month Period Ended:			Percent Change From:	
(in $000's, unaudited)	03/31/2004	12/31/2003	03/31/2003	12/31/2003	03/31/2003
Average Assets	$ 979,787	$ 989,646	$ 922,956	-1%	6%
Average Earning Assets	$ 898,992	$ 905,932	$ 846,099	-1%	6%
Average Gross Loans & Leases	$ 660,446	$ 654,322	$ 663,361	1%	0%
Average Deposits	$ 824,714	$ 838,463	$ 804,008	-2%	3%
Average Equity	$ 91,380	$ 88,278	$ 83,948	4%	9%

CONSOLIDATED BALANCE SHEET		End of Period:			Percent Change From:	
(in $000's, unaudited)		03/31/2004	12/31/2003	03/31/2003	12/31/2003	03/31/2003
ASSETS						
Cash and Due from Banks	$	51,725 $	42,017 $	42,663	23%	21%
Fed Funds Sold		67,700	72,200	81,300	-6%	-17%
Investment Securities		207,213	155,977	102,392	33%	102%
Loans Held For Sale		25,512	30,638	26,776	-17%	-5%
Loans:						
Real Estate-Mortgage		287,833	276,908	250,668	4%	15%
Real Estate-Land and Construction		101,389	101,082	141,165	0%	-28%
Commercial Loans		275,536	281,561	256,359	-2%	7%
Direct Financing Lease		3,749	3,931	--	-5%	N/A
Consumer Loans		1,715	1,743	2,823	-2%	-39%
Gross Loans		670,222	665,225	651,015	1%	3%
Deferred Loan Costs		517	863	511	-40%	1%
Loans, Net of Deferred Costs		670,739	666,088	651,526	1%	3%
Allowance for Loan Losses		(12,151)	(13,451)	(14,247)	-10%	-15%
Net Loans		658,588	652,637	637,279	1%	3%
Premises & Equipment, Net		3,711	4,034	4,880	-8%	-24%
Accrued Interest Receivable and Other Assets		46,274	45,698	47,825	1%	-3%
Total Assets	$	1,060,723 $	1,003,201 $	943,115	6%	12%
LIABILITIES & SHAREHOLDERS' EQUITY						
Liabilities:						
Deposits						
Demand Deposits-Noninterest Bearing	$	287,633 $	238,423 $	245,203	21%	17%
Demand Deposits-Interest Bearing		108,764	105,260	94,499	3%	15%
Savings/Money Market		340,212	345,886	303,278	-2%	12%
Time Deposits, Under $100		39,724	39,869	45,154	-0%	-12%
Time Deposits, $100 and Over		108,652	105,972	136,492	3%	-20%
Total Deposits		884,985	835,410	824,626	6%	7%
Other Borrowings		48,600	43,600	--	11%	N/A
Notes Payable To Subsidiary Grantor Trusts		23,702	23,702	23,000	--	3%
Accrued Interest Payable and Other Liabilities		10,057	10,643	11,346	-6%	-11%
Total Liabilities		967,344	913,355	858,972	6%	13%
Shareholders' Equity:						
Common Stock		65,395	64,791	63,657	1%	3%
Accumlated Other Comprehensive Income, Net of Taxes		1,000	79	1,362	1166%	-27%
Retained Earnings		26,984	24,976	19,124	8%	41%
Total Shareholders' Equity		93,379	89,846	84,143	4%	11%
Total Liabilities & Shareholders' Equity	$	1,060,723 $	1,003,201 $	943,115	6%	12%

CREDIT QUALITY DATA		End of Period:			Percent Change From:	
(in $000's, unaudited)		03/31/2004	12/31/2003	03/31/2003	12/31/2003	03/31/2003
Nonaccrual Loans	$	4,171 $	3,972 $	4,800	5%	-13%
Over 90 Days Past Due and Still Accruing		630	608	--	4%	N/A
Other Real Estate Owned		--	--	--	N/A	N/A
Total Nonperforming Assets	$	4,801 $	4,580 $	4,800	5%	0%
Net Charge-offs/(Recoveries)		1,901	(12)	280	N/M	N/M
Net Charge-offs/(Recoveries) as Percent of Average Loans		1.16%	-0.01%	0.17%	N/M	N/M
Allowance for Loan Losses to Total Loans		1.81%	2.02%	2.19%	-10%	-17%
Allowance for Loan Losses to Nonperforming Loans		253.04%	293.69%	296.81%	-14%	-15%
Nonperforming Assets to Total Assets		0.45%	0.46%	0.51%	-2%	-11%
Nonperforming Loans to Total Loans		0.72%	0.69%	0.74%	4%	-3%

OTHER PERIOD-END STATISTICS	End of Period:			Percent Change From:	
(unaudited)	03/31/2004	12/31/2003	03/31/2003	12/31/2003	03/31/2003
Shareholders Equity / Total Assets	8.80%	8.96%	8.92%	-2%	-1%
Loan to Deposit Ratio	75.79%	79.73%	79.01%	-5%	-4%
Non-Interest Bearing Deposits / Total Deposits	32.50%	28.54%	29.74%	14%	9%
Leverage Ratio	11.54%	11.17%	11.25%	3%	3%